As filed with the Securities and Exchange Commission on October 26, 2006	Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933, AS AMENDED, FOR AMERICAN DEPOSITARY SHARES
EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

ALLIANCE boots PLC
(formerly known as “Boots Group plc”)
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer's name into English)

ENGLAND AND WALES
(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)

388 Greenwich Street
New York, New York 10013
(212) 816-6690
(Address, including zip code, and telephone number, including area code, of Depositary’s principal executive offices)

Citibank, N.A.
Depositary Receipts Services
388 Greenwich Street – 14th Floor
New York, NY 10013
212-816-6690
(Name, address, including zip code, and telephone number, including area code of agent for service)

________________________________

Copies to:
Patricia Brigantic, Esq.
Citibank, N.A.
388 Greenwich Street, 19th Floor
New York, New York 10013

__________________________________________________

It is proposed that this filing become effective under Rule 466:

☑	immediately upon filing.
☐	on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box ☐.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”), each ADS representing one (1) ordinary share, for GBp 37.1795 par value, of Alliance Boots plc.	50,000,000	$5.00	$2,500,000.00	$267.50
(1)	Each unit represents 100 American Depositary Shares.
(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such ADRs evidencing such American Depositary Shares.

PART I INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt ("Receipt") Filed Herewith as Prospectus

1.	Name and address of depositary		Face of Receipt - Introductory Paragraph

2.	Title of American Depositary Receipts and identity of deposited securities		Face of Receipt - Top center

Terms of Deposit:

	(i)	The amount of deposited Securities represented by one American Depositary Share	Face of Receipt - Upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt – Paragraphs 12 and 14

	(iii)	The collection and distribution of dividends	Reverse of Receipt – Paragraph 13

	(iv)	The transmission of notices, reports and proxy soliciting material	Reverse of Receipt – Paragraphs 11 and 12

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs 13 and 14

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Reverse of Receipt – Paragraphs 13 and 16

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt – Paragraphs 18 and 19 (no provision for extension)

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of Receipts	Face of Receipt – Paragraph 3

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs 1, 2, 4 and 6; Reverse of Receipt – Paragraphs 15, 16 and 17

	(x)	Limitation upon the liability of the Depositary	Face of Receipt – Paragraphs 1, 2, 4 and 7; Reverse of Receipt – Paragraphs 16 and 17

3.	Fees and charges which may be imposed directly or indirectly on holders of Receipts		Reverse of Receipt - Paragraph 20

Item 2. AVAILABLE INFORMATION			Reverse of Receipt - Paragraph 11

As set forth in Paragraph 11 of the Form of Receipt constituting the Prospectus attached hereto as Exhibit (a), Alliance Boots plc furnishes the United States Securities and Exchange Commission (the “Commission”) with certain public reports and documents required by the laws of England and Wales or otherwise in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. These public reports and documents can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at 100 F Street, Room 1580, N.E., Washington, D.C. 20549.

PROSPECTUS

THE FORM OF AMERICAN DEPOSITARY RECEIPT ATTACHED HERETO AND FILED AS EXHIBIT (A) TO THIS REGISTRATION STATEMENT IN ACCORDANCE WITH GENERAL INSTRUCTION III.B OF FORM F-6 CONSTITUTES THE PROSPECTUS RELATING TO THE AMERICAN DEPOSITARY SHARES AND IS INCORPORATED HEREIN BY REFERENCE.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a) Form of Deposit Agreement. - The agreement between CITIBANK, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners from time to time of American Depositary Receipts evidencing American Depositary Shares registered hereunder is contained in the form of the American Depositary Receipt filed as Exhibit (a) to this Registration Statement.

(b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities. – None.

(c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – None.

(d) Opinion of counsel to the Depositary, as to the legality of the securities to be registered. – Filed herewith as Exhibit (d).

(e) Certification under Rule 466. – Filed herewith as Exhibit (e).

Item 4. UNDERTAKINGS

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b) The Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 26th day of October, 2006.

Legal entity created by the form of agreement contained in the American Depositary Receipts evidencing American Depositary Shares, each American Depositary Share representing one (1) ordinary share, GBp 37.1795 par value, of Alliance Boots plc.

CITIBANK, N.A., as Depositary

By:	/s/ Richard Etienne

Name:	Richard Etienne
Title:	Vice President

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)	Form of American Depositary Receipt

(d)	Opinion of Counsel to the Depositary

(e)	Certification under Rule 466

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